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Raised $179,702 from 169 investors on May 2018

Local Online Furniture Auctions

Loveseat makes it easy to find great deals on vintage furniture and decor. We host weekly online furniture auctions out of our warehouses in San Diego and Los Angeles. These online auctions are fun for the bidders and provide great value for furniture owners. We provide a frictionless format to liquidate furniture and home decor assets while also maximizing cash value.

 **Chris Stanchak**
Cofounder & CEO
Serial entrepreneur w/ 14 years of ecommerce experience. SEO nerd. Founder of Ticketleap.

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b2c   tech   main street   retail   furniture
ecommerce   design   b2c   lifestyle
marketplace   furniture   female founder



We believe you should be able to furnish your home with beautiful, one-of-a-kind pieces of furniture

Why you may want to invest

1 Selling 500+ pieces of furniture weekly

2 Operations in Los Angeles & San Diego

3 Average monthly revenue: $114k (last three months)

4 92% gross margin in our auction

5 Cookie cutter operations model with the ability to launch new markets in weeks.

6 Strong founding team with Wharton / investment banking / ecommerce experience. Successful prior startups: Venmo (exit), Ticketleap (exit)

Our Ambition

We plan on rolling out the Loveseat auction format to every major market in the United States (roughly 30 locations) as well as every submarket (another 30 locations). In addition to this, we foresee our platform being used by independent entities that are in the asset liquidation business.

loveseat.com   San Diego, San Diego

Why I Like Loveseat

"I'm a believer in Loveseat. I met Chris many years ago, and became an investor in his last company, TicketLeap, which ultimately produced a nice return. When Chris & Jenny approached me to be an advisor to Loveseat, I jumped at the opportunity and soon became their lead investor. The vintage furniture market is huge, but highly fragmented. Loveseat aims to standardize the shopping experience and become a national brand. Over the past two years, I've watched Chris & Jenny iterate on the idea, figure out the unit economics, build a repeatable logistics operation in two cities and develop several profitable traction channels. I am confident the company will use this new capital... READ MORE



Gabriel Weinberg
FOUNDER AND CEO OF DUCKDUCKGO

INVESTED THIS ROUND

THE BUZZ ABOUT LOVESEAT

"This place is so legit. From the furniture selection, employees, quality, pricing and energy, I am recommending this spot to everyone. Wish they would ship to Long Beach though, but so glad I made the trip to the store. Thanks for all you do! Buy original, local, something that has purpose. Keep on keep'n.
Nic D.
Loveseat LA Customer

I LOOVE this place. I came across their website first and have been dying to get in there. If you're a vintage lover like me this is your paradise. It's always fun to see what you've been looking at online in person. We weren't able to purchase anything when we went the first time, but we will definitely be back soon to get something fun for our house.
Carrie H.
Loveseat SD Customer



Loveseat Vintage Furniture San Diego - Kearny Mesa - San Diego, CA

5 stars from 124 reviews of Loveseat Vintage Furniture San Diego "This place maintains an eclectic, reasonably priced inventory and gets cool new pieces in on a regular basis."
November 20, 2017 @ yelp.com



Loveseat Vintage Furniture Los Angeles - Downtown - Los Angeles, CA

5 stars from 102 reviews of Loveseat Vintage Furniture Los Angeles "Incredible store. Furnished my new (first real adult apartment) with furniture from Loveseat. Tired of more bargain basement and Ikea furniture I decided to take the plunge and buy
November 19, 2017 @ yelp.com



Meet Chris Stanchak of Loveseat.com

Today we'd like to introduce you to Chris Stanchak. Chris, can you briefly walk us through your story - how you started and how you got to where you are today. Loveseat.com began in 2013 when we (husband & wife duo, Chris & Jenny Stanchak)
July 3, 2017 @ voyagela.com

Making Vintage Treasures Affordable

The current vintage and used furniture marketplace is flooded with poorly-made pieces, timeless but unaffordable masterpieces, or the rare Craiglist gems that take days to find (if you're lucky). That's why we created Loveseat. We believe you should be able to furnish your home with beautiful, one-of-a-kind pieces of furniture without breaking the bank. An average furniture piece on our site costs $200, and we showcase only stylish Loveseat-curated pieces. Our customers save money, time and headache while discovering beautiful and affordable vintage items.



Pair of Bowfront Tiger Oak Nightstands w/ Cabinet - $275

  

How Loveseat Works

Our business model combines the convenience of online shopping with an in-person, brick-and-mortar experience. We want to make our customers' experience on Loveseat as seamless as possible, so you can browse our newly collected vintage items on our website and buy them directly online, or you can check them out in person at our two warehouses before taking them home. All our inventory is available on the website, and its availability is synced in real time.

1. Shop online via our website

If it's up on our site, we still have it in stock.

2. Try it out in person

See, feel and try out each piece in our warehouse.

3. Get it delivered or pick it up

We have a no "questions asked" refund policy.

5-Star Yelp Reviews at Our L.A. and S.D. Warehouses

Loveseat is the sweet marriage of online and offline shopping. Our customers can view all the newly stocked furniture online at Loveseat.com then come to our Los Angeles or San Diego storefront to check out the vintage pieces in person. We work hard to provide top quality service to our customers, and they love us back! We have 5 star ratings on Yelp in both locations. And we want to expand our 5-star service to every major city in the United States.



Our San Diego warehouse   Our Los Angeles warehouse

Our San Diego warehouse

Our Los Angeles warehouse



A vintage lover's paradise

Thousands of new pieces every month

We Sell Thousands of Pieces of Furniture Monthly

We sell every piece of furniture we buy in about 40-50 days and are able to capture 70% product margin. As a result, our quarterly revenue has grown 17.5x in the last 2 years. Currently, we average over $200,000 per month in sales.



Quarterly Revenue

Meet the Founders

Jenny and Chris Stanchak are both graduates from the Wharton Business School. Prior to Loveseat, Chris founded Ticketleap (exit) and was a founding advisor to Venmo (exit). Jenny was an investment banker on Wall Street after graduation and taught herself software engineering. She was employee #7 at Venmo (exit).





Chris Stanchak
Cofounder & CEO

Serial entrepreneur w/ 14 years of ecommerce experience. SEO nerd. Founder of Ticketleap.

Jenny Stanchak
Cofounder & CTO

Jenny is a former investment banker and self-taught software engineer. Employee #7 at Venmo.

Raised $2,080,034 From 169+ Investors

$506,423	$749,974	$57,000	$536,935	$179,702
December 2015	January 2016	November 2016	April 2017	May 2018
PRICED ROUND	PRICED ROUND	LOAN	PRICED ROUND	

$50,000
July 2018
SAFE



Chris Stanchak

cofounder/ceo of @loveseatsd. founder of @ticketleap. starter of things, new, old hacker.



Gabriel Weinberg

CEO and Founder, DuckDuckGo



Leonard Helbig

Retired Commercial Real Estate Executive



Carmon Reynolds

Retired Military Warrant Officer. Like to fish on occasion.



Harun Ali

Harun Ali



Laura Lynn Bleier Tumminelli

I believe that everyone can succeed if your doing what you love.

MORE INVESTORS

Interview

Wefunder interviewed Chris + Jenny Stanchak on October 20, 2017.

– COLLAPSE ALL

WF: Where do you get your furniture? ⌄

All of our inventory is consigned locally by individuals, estate sale companies, estate liquidators, retail stores, etc. The majority of our inventory comes from repeat consignors that bring us new pieces every week.

WF: Why'd you decide to focus on vintage furniture? ⌄

First of all, we're fanatics when it comes to vintage furniture. The styles and designs of decades ago are really cool, and you can't find the same quality in furniture being manufactured today. Furthermore, we saw this segment as being the largest underserved niche for local selling. Since furniture is so big, shipping it nationwide doesn't make sense at an affordable price point, and there's no national brand out there that people think of when they think of vintage furniture. The current local markets are super fragmented, mainly peer-to-peer and full of friction. We believe the vintage furniture market as it exists today is at least a $10 billion market.

WF: Who are your customers? ⌄

Our customer base breaks into two main groupings - consumers and resellers. From a consumer standpoint, our customers are a mix of die-hard vintage furniture enthusiasts who shop from us every week as well as tech-saavy individuals who are currently in the market for a specific type of item. Because of our ever-changing inventory, we see a lot of the same people coming back every week. Our reseller customers are individuals who flip vintage furniture for a living - they may own vintage stores, sell their furniture solely online through Craigslist and OfferUp, or sell at swap meets. They typically buy a large quantity of furniture week after week. These individuals frequently consign with us as well.

WF: How does a customer shop for furniture through the Loveseat website? ⌄

Our furniture is up for online auction in weekly batches posted on Thursday mornings in San Diego and Friday mornings in Los Angeles. We list around 250 pieces of furniture at a time, and they are grouped in the auction according to style to create an exciting browsing experience for our customers. We see many of our repeat weekly bidders logging on to the website after midnight right after the

our repeat weekly bidders logging on to the website after midnight right after the auctions go live to get their first bids in on the new items. As users get outbid throughout the week, they receive text message and email notifications instantly. These notifications keep people engaged and items oftentimes have hundreds of bids. We begin ending our auctions each week at night starting at 7pm with items closing in a staggered fashion so bidders can participate in multiple items without getting overwhelmed. Most of our bids come in the last 6 hours of the auction.

WF: Who is your competition? ⌄

We compete with other traditional in-person auctions as well as legacy online auction platforms. In both cases, our auction is delivering more value for consignors by as much as 300%. This is a big part of what is driving our growth.

WF: What qualifies a piece of furniture as vintage and something that would be listed on Loveseat? ⌄

We use a pretty broad definition of vintage, but the bulk of our inventory is between 30-50 years old. We do sell things that are newer but still used, as well as pieces that would qualify as antiques (over 100 years old). Our curation focus is on style and quality. We want to make sure that each piece is recycled and that we're not buying anything new or made to look old but actually isn't. The bulk of our pieces are coming from a time period that's called "Mid Century" -- the '50s, '60s, '70s -- when all the furniture manufacturers were using quality wood with excellent craftsmanship.

WF: How do your customers find out about Loveseat? ⌄

We do all of our marketing online. Our key channels are email, Craigslist, and auction aggregator platforms. Since we are advertising the auction events instead of the individual items, our marketing costs are very low relative to typical ecommerce. We have a partnership with Craigslist which grants us paid API access.

WF: Why did you decide to crowdfund with Wefunder? ⌄

Our customers love our business, so we felt like it was important to give our customers the ability to own part of the business. Our company is for the everyday consumer, and people who are on Wefunder are going to identify with it and understand what we do. We hope they will be equally enthusiastic about the business and want to see Loveseat come to their own city. Ultimately, we want to be a national company and be in every market.

WF: What were you doing before Loveseat? ⌄

STANCHAK: Chris: I went to the Wharton School for my undergraduate education in business. I've always been a tech nerd. While I was in school, I started an event ticketing company called TicketLeap and launched it immediately after graduating. Along the way, I ended up raising $8.5 million. We actually just sold the company a few months ago. I was chairman of the company when it sold. One of the first employees that I had, a guy named Iqram, was the first head of technology at TicketLeap. He left and started a company called Venmo, which does mobile payments and a lot of people are using.

Jenny: I'm also a Wharton Business School graduate with three degrees from the University of Pennsylvania. After college, I went into private equity investment banking on Wall Street. It didn't take me long to decide I needed a lifetime pivot, so I taught myself software engineering, and I'm now a full-stack developer. I was an early employee at Venmo - employee #7 to be exact. I was in charge of building their administrative backend interface that they use to evaluate fraud and monitor users. That was a really formative experience for me, and that was my last job before we started Loveseat together.

Chris and I are both Wharton graduates, but that's not where we met. We're a product of early online dating: Match.com. We knew for a long time that we wanted to start a company together, and finally the timing was right. We've got really complimentary skills that make us a great team.

WF: How do you make money? ⌄

Our revenue is roughly 65% of gross merchandise sales. Margin on these revenues is 92% as our only Cost of Goods Sold is merchant processing. Our revenue comes from fees that are charged to both the consignor and buyer of each item. All funds from sales are held by Loveseat, and consignor payments are made 5 days after the auction's end. Consignor fees are: 40% of the auction price + $10 per listing + $100 pickup fee (if applicable). Buyer fees are: 15% of the winning bid. There are no fees to participate in the auction unless you win.

Ask a Question

| Type your question here... | ASK QUESTION |

Syed Arslan   Mar 26 2018 ⌄
how to start wood carving as a beginner?
ANSWER   IGNORE

Alexandra Chisholm   May 1 ⌄
Is it too late to invest?
ANSWER   IGNORE

Robert Gomez   Apr 30 ⌄
Who is handling your logistics? I may be able to assist you as I have 21+ working years
in the business. See my profile :https://www.linkedin.com/in/robert-gomez-4b976835/
or contact me at: Rgomez@edraycpl.com
ANSWER   IGNORE

Jennifer Young   Apr 30 ⌄

"Amazon of vintage."

This to me is an assault on all independent vintage dealers and buyers- not just locally
but now NATIONALLY.

This would create a corporate business that employs people to buy up everything at
thrift stores and estate sales in order to funnel it into ONE market place. It will also
undercut ALL Etsy and Ebay dealers.

This is now going NATION WIDE..with venture capitalists that have invested.

How do we independent stores or collectors survive?

Do you care? Do you want to put us all out of business?
ANSWER   IGNORE

Brian Dawson   Apr 26 ⌄
Hi Chris - I've invested and think you guys have shown great execution so far. I know
you just recently started the rental part of the business, but was curious if you have any
plans for acquiring customers that would rent larger amounts of furniture at one time,
such as for realtors staging homes, property managers that furnish rental homes, or
small businesses/startups that may not want to buy furniture? If that's already in the
works, do you have an estimate for how large that portion of the market is compared to
residential buyers that pick up one or two pieces at a time? Thanks in advance.
ANSWER   IGNORE

Faisal Almutlaq   May 27 ⌄
i'm very interested in the business model, and the website, but i'm a bit late, can i
invest now?
ANSWER   IGNORE

Chris Stanchak Cofounder & CEO [FOUNDER]   May 27 ⌄
Hi Faisal,

Yes, the round has closed. Can you email me at chris[at]loveseat.com and
let me know what size of investment you are considering?

Thanks,
Chris

Christopher Lustrino   Apr 21 ⌄
Chris and Jenny, what a strong founding team. I am so excited I was able to cover your
story on KingsCrowd, the equity crowdfunding research and recommendation
platform. Let us know how else we can be of assistance, and hopefully this
conversation helps to answer potential investors questions! Keep up the killer work!
https://kingscrowd.com/a/21/the-couple-building-the-amazon-of-vintage-furniture
ANSWER   IGNORE

Chris Stanchak Cofounder & CEO [FOUNDER]   Apr 23 ⌄
Thanks for the article! We really appreciate it. Good luck w/ KingsCrowd!!

Austin Moss   Apr 19 ⌄

It looks like you are off to a great start. From what I have gathered Q4 2017 was your first revenue 'down' quarter in quite a while. How do the Q1 2018 numbers look?

ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO FOUNDER   Apr 23 ⌄

Q3 2017 was our best quarter in company history. Q1 2018 was our second best. We had a little dip in Q4 2017. Today our focus is on profitability and we have some big growth moves planned once we reach it.

Thanks for the question!

Paul Dekker Fraser   Apr 14 2018 ⌄

I'm interested and invested a bit, but where is the repeat business and customer captivity? I'm concerned that the purchases are too infrequent.

ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO FOUNDER   Apr 23 ⌄

We have a much higher repeat rate than typical furniture. 2.5x vs. 1x annually. Our long term goal is to turn Loveseat into an ecosystem where it's easier to trade out furniture styles as frequently as you'd like. That's the direction we're heading.

Umair Shams INVESTOR   Mar 28 2018 ⌄

Congrats on launching in Orange County! Of the estimated $10 Billion vintage furniture market, how much of the market share do you expect to grab in 3-5 years? Also, how much do you think your company could be worth in 3-5 years assuming more national expansion?

ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO FOUNDER   Apr 10 2018 ⌄

Hi Umair,

That's a really hard one to answer. Our goal is to be the de facto standard for how people buy vintage furniture. There are a minimum of 30 markets where we can have a strong presence.

I'd prefer not to throw out valuation estimates that are 3-5 years down the road given how speculative that would be.

From a high level, if we accomplish our objective, we expect to be a sizable company with a strong margins and a moat. This would translate into a nice multiple over where the cap is set on this SAFE investment.

Please let me know if you have any other questions.

Cheers,
Chris

Chris C Christman   Mar 15 2018 ⌄

Hi Chris, as far as expanding your business to other area's, is the West Michigan Community on your list?

ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO FOUNDER   Mar 19 2018 ⌄

Hi Chris,

Thank you for reaching out. We plan on expanding nationally and we wouldn't be complete without having a presence in West Michigan.

Some of our favorite stuff is made by the greats from Grand Rapids - Baker, Widdicomb, etc. We would be thrilled to continue that legacy with a location in the market.

We are still ramping up, so I don't have an indication of timing, but going national is our ultimate goal.

I hope you'll consider joining us.

Cheers,
Chris

Majed AlGhannam   Feb 17 2018 ⌄

Majed AlGhannam Feb 17 2018

How are the G&A expenses relative to revenue in 2017? Still exceeding revenue? And how are you planning to manage those expenses?

ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO `FOUNDER`   Feb 27 2018 ⌄

Hi Majed,

Thanks for reaching out. Loveseat is in growth mode and as such expenses have outpaced margin causing a burn along the way. Right now, we're focused on getting the company cash flow positive and are making great strides.

Our two areas of focus have been reducing expenses (optimizing staffing levels in our warehouses) and increasing margins from the same overhead (increasing our furniture delivery radius and offering furniture rentals).

We expect us to cross into cash flow positive territory in the coming months. This round of funding helps us get there.

Please let me know if you have further questions.

Cheers,
Chris

Umair Shams edited Feb 21 2018 ⌄

Nice concept and product! I see that you have some (not much) debt on your balance sheet. Do you plan to pay it off as soon as possible? I prefer investing in companies which have no debt or low debt. Also, when do you expect to have positive net income?

ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO `FOUNDER`   Feb 27 2018 ⌄

Hi Umair,

The only debt on the balance sheet is a truck we are financing. We don't anticipate taking on any additional debt and this loan will be paid off over time. We have another vehicle that is on a lease and may go that route for our future needs.

We expect us to cross into cash flow positive territory in the coming months. This round of funding helps us get there.

Please let me know if you have further questions.

Cheers,
Chris

Gina Kuettner Feb 8 2018 ⌄

Hi guys! I think Loveseat looks like a total winner. I'd like to know if Charlotte (or nearby city) is on your radar for expansion? With North Carolina being the "Furniture Capital of the World" I'm guessing it is, but I'd like reassurance and a timeline if you have it...?

ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO `FOUNDER`   Feb 13 2018 ⌄

Hi Gina,

Thank you for reaching out. We plan on expanding nationally and Charlotte is on our hit list. I don't have a schedule for you as we are still ramping up here in Southern California and will be making our expansion roadmap from there. Most of our vintage furniture was manufactured in North Carolina so it would be appropriate to have a location there!

Hope you'll consider joining us.

Cheers,
Chris

Justin Davis  `INVESTOR`   Jan 28 2018 ⌄

How was revenue in Q417? Did it continue on the same trajectory as the Quarterly Revenue chart above? Thanks! - Justin

ANSWER   IGNORE

Chris Stanchak Cofounder & CEO `FOUNDER`   Jan 31 2018 ⌄

Hi Justin,

Our revenue was right around 2x over Q4 2016. The holidays take some of

the energy out of the home furnishing space, but we are happy to be up
100% over last year.

Cheers,
Chris

Craig Vom Lehn   Jan 11 2018 ⌄
When do you expect to close this fundraise campaign?
ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO `FOUNDER`   Jan 25 2018 ⌄
Hi Craig,

We haven't set a hard deadline, but expect to close in the coming weeks.

Cheers,
Chris

Craig Vom Lehn   Jan 7 2018 ⌄
Do you intend to pay dividends?
ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO `FOUNDER`   Jan 10 2018 ⌄
Hi Craig,

Thanks for this question!

One of our top priorities is to deliver a good return to our investors. If an
acquisition or institutional round do not materialize in a way to deliver an
immediate return, we intend to offer liquidity via dividends, SAFE buy back
or some other profit sharing mechanism.

Please let me know if you have any further questions.

Cheers,
Chris

Sheri Moody   Jan 5 2018 ⌄
Do you buy from indivuals?
ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO `FOUNDER`   Jan 10 2018 ⌄
Hi Sheri,

Thanks for the question!

The majority of our inventory comes via relationships we have with
companies in the estate liquidation business. We also purchase from
individuals when we can acquire large quantities (20+ pieces) from a single
home.

https://www.loveseat.com/sell-furniture/

On our website we have a page dedicated to this. We get a large number of
leads on a weekly basis and have the opportunity to be picky about what we
bring in.

For folks who need to liquidate a house full of furniture, we are solving a
real problem for them and they are happy to sell to us for around 30%-35%
of what we sell for. Also, we charge a pickup fee that is paid up-front.

Since the costs of moving furniture can be quite significant, we tend to
focus on opportunity where we can acquire more pieces. Also, we focus
exclusively on high quality vintage furniture as this is what our customers
are looking for.

Please let me know if you have further questions.

Cheers,
Chris

Josh Kowitt   Dec 14 2017 ⌄
Hi Chris. How cyclical is the furniture business? Do you have a sense (from your own
customers or from wayfair/amazon data) what portion of folks buy furniture for a new
home, move, remodel, etc? Great to see all of the growth!
ANSWER   IGNORE

 **Chris Stanchak** Cofounder & CEO `FOUNDER`   Jan 25 2018 ⌄



Hi Josh,

There is some cyclicality to the furniture business both during the month and year. For instance, we see more purchasing during the beginning and end of the month when people are moving.

The 4th quarter tends to be slower for us as most folks are focused on holiday shopping vs. home furnishings. The rest of the year is less cyclical.

We have significantly more repeat customer purchases during the year than most furniture businesses. Because we have a highly visual presentation of one-of-a-kind items, our customer base is engaged with our platform on a daily basis. This leads to more spontaneous buys - which is great for our business.

Cheers,
Chris

Samuel Frank   Dec 8 2017 ∨

Have you investigated Furnishare? Are they competition?

ANSWER   IGNORE



Chris Stanchak Cofounder & CEO   `FOUNDER`   Dec 11 2017 ∨

Thank you for the question, Samuel!

We saw Furnishare in some press a few months ago. Given their focus on NYC, they are not competitive to Loveseat at this time. They have a p2p consignment model most similar to MoveLoot, which recently shut down. In the early days of Loveseat, we tested p2p consignment and were not happy with the limited margins in juggling two different sets of customers (buyers and sellers). Please let me know if you would like some more follow up on this.

(MORE QUESTIONS)



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